Exhibit 1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA AUGUST 25, 2004

BAYTEX ENERGY TRUST ANNOUCES THE ACQUISITION OF
A PRIVATE OIL AND GAS COMPANY

Baytex Energy Trust (TSX - BTE.UN) announced today that it has reached an agreement to acquire all of the outstanding shares of a Calgary based private oil and gas company for a cash consideration of $109 million.  Baytex will acquire approximately 3,200 BOE per day of production comprised of 12 million cubic feet per day of natural gas and 1,200 barrels per day of light oil and NGLs from three geographically-focused areas in southern Alberta.

Baytex plans to utilize its existing credit facilities to finance this acquisition. The exploration and development capital budget for the remainder of 2004 and 2005 will be adjusted to reflect the impact of this transaction. All of the shareholders of the private company have agreed to tender their shares to the transaction, which completion is subject to customary closing conditions and receipt of regulatory approvals and is expected to occur prior to the end of September 2004.

Acquisition Highlights

•      Approximately 3,200 BOE/D of high quality gas weighted production located in three focused areas of southern Alberta: Sedalia/Garden Plains, Turin/Parkland and Crossfield, with 45% of this production complementary to Baytex’s existing operations.

•      92% of production is from operated, high working interest properties with Baytex acquiring ownership and control of most key facilities and infrastructure within the operating areas.

•      Total remaining recoverable reserves as estimated by Baytex are approximately 5.5 million BOE on a proved basis and 7.5 million BOE on a proved plus probable basis.

•      Approximately 102,000 net acres of undeveloped land primarily located within the three core areas.

•      Significant inventory of drilling opportunities including low-risk development and medium risk exploration.  Opportunities also exist for re-entries, re-completions, workovers, tie-ins and secondary recovery.

•      Acquisition metrics:

Total consideration	$109 million
Undeveloped land value	8 million
Production and reserves value	$101 million

Cost per producing BOE/D	$31,560
Cost per proved BOE	$18.36
Cost per proved plus probable BOE	$13.47

•      The acquisition is accretive to Baytex on a production, reserves and cash flow per unit basis.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base thought internal property development and delivering consistent returns to its unitholders.  Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

Forward Looking Statements

Certain statements in this press release are forward-looking statements.  The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of Baytex.  There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For further information, please contact:

Baytex Energy Trust

Ray Chan, President and C.E.O.	Telephone: (403) 267-0715
Dan Belot, Vice President Finance and C.F.O.	Telephone: (403) 267-0784

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca